                                                                    EXHIBIT 99.2


                            WE URGE YOU TO VOTE YES

                BECAUSE WE BELIEVE THAT THIS MERGER WILL PROVIDE
                             GREATER POTENTIAL FOR

                       * CONTINUED AND LONG-TERM GROWTH,
                          * INCREASING DISTRIBUTIONS,
                               * REDUCING RISK,
                       * INCREASING DIVERSIFICATION, AND
                            * PROVIDING LIQUIDITY.

Dear Partner:

Over the past 24 months, we have been evaluating how best to position your partnership's interest for the future in an increasingly competitive
marketplace.   Several options were considered before deciding on the plan that we believe is the best course of action for long-term growth and which we are presenting in this package. While this proposal represents a fundamental change in the nature of your investment, it also represents what we believe is the most efficient strategy to maximize the long-term potential of your investment.

We are asking you to look at the information provided in the Proxy Statement, and vote on your partnership's participation in the consolidation of your limited partnership, as well as nine other AAA Partnerships, with AmREIT, Inc., which will then have its stock listed on a national stock exchange.

The top priorities of the general partners in making this recommendation are:

 . to PROVIDE LIQUIDITY for your investment, . to diversify your investment in order to REDUCE YOUR RISK, and . to continue to produce STRONG QUARTERLY DISTRIBUTIONS for you over the long-
   term.

AmREIT, Inc. is a real estate investment trust (REIT) that shares similar investment objectives as your partnership. The management team that has successfully overseen your partnership investment is made up from the same people that will continue to manage AmREIT's portfolio. Your partnership's properties, combined with those of AmREIT, will result in a larger, more diverse portfolio. This in turn can provide you with liquidity for your investment by virtue of your stock being listed on a national stock exchange, and business opportunities that will be available to AmREIT. Given AmREIT's sound track record, we believe this strategy is the best for you.

We are proud to have been given the opportunity to manage your partnership's investments and look forward to continuing our relationship by building on the solid foundation built by AmREIT. We hope that you will review the attached Proxy Statement and agree with us on our recommendation to vote YES to merging your partnership with AmREIT.

Given the length of the attached Proxy Statement, we have sought to highlight some of your anticipated questions on how this merger will affect you and your investment. These questions and the accompanying answers are included in this brochure. For your convenience, we have divided it into three sections:

* The BENEFITS of the merger,
* The RISKS associated with the transaction, and
* A list of anticipated QUESTIONS and ANSWERS.

BECAUSE THIS BROCHURE CONTAINS ONLY THE HIGHLIGHTS OF THE PROXY STATEMENT, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. WE ENCOURAGE YOU TO READ THE ENTIRE PROXY STATEMENT CAREFULLY BEFORE YOU DECIDE HOW TO VOTE.
YOUR VOTE IS IMPORTANT.   PLEASE VOTE YES.

If you have any questions or need help with the completion and return of the accompanying ballot, please contact Chad Braun, Vice President of Finance and Secretary of AmREIT, Inc. at (800) 888-4400 extension 24, or [insert name of company] the information agent for the merger at (800) [insert telephone number.]

We urge you to vote YES for the merger and to receive LISTED SHARES for your units.

Sincerely,



H. Kerr Taylor
General Partner of AAA Partnerships


YOU SHOULD CAREFULLY REVIEW THE ATTACHED PROXY STATEMENT WHEN EVALUATING THE MERGER AND ITS EFFECT ON YOUR INVESTMENT.

BENEFITS


In this section, we have outlined what we believe are the primary benefits the merger is expected to generate for you--the limited partners. For greater detail, we encourage you to refer to the SUMMARY and THE MERGER sections of the Proxy Statement (pages ___ and ____ respectively.)

THE PRIMARY BENEFITS OF THE MERGER ARE OUTLINED BELOW.

THE MERGER WILL PROVIDE YOU WITH GREATER LIQUIDITY OF YOUR INVESTMENT. Simultaneous with the merger, AmREIT will list its shares on a national stock exchange. These common shares can then be freely traded--you can sell them or buy more--in the public market. The transfer restrictions of your partnership units, and the lack of established market for these, limit the pool of potential
buyers for your current units.   It would be difficult for you to attempt to
sell your units in a private market quickly without time delays and without offering discounts.

The merger will provide you with a greater number of properties. The current AAA Partnerships own between one and eight properties each. AmREIT's assets,
upon completion of the merger, will number approximately 41 properties.   This
diversification will provide you with greater protection when short-term leases on your properties expire.

THE MERGER WILL ALLOW YOU TO DIVERSIFY YOUR PORTFOLIO OF PROPERTIES IN BOTH TERMS OF TENANTS AND GEOGRAPHIC LOCATION. The combination of the properties owned by your partnership along with AmREIT's existing properties, plus properties to be purchased in the future by AmREIT, will diversify your investment over a larger number of properties and industries, as well as a broader group of commercial tenants.

THE MERGER WILL PROVIDE YOU WITH GREATER POTENTIAL FOR INCREASED DISTRIBUTIONS. As an AmREIT stockholder we believe there is a greater potential for stock appreciation than there would be for you as a limited partner. This growth potential results from AmREIT's ability to access the debt and equity markets that will allow AmREIT to purchase additional properties. Your partnership does not have this ability.

RISKS

The Proxy Statement also discusses your risks in approving the merger. More detail can be found in the section titled RISK FACTORS, which starts on page ____. Limited partners are urged to read this section. The risk factors outlined in the section include the following:

* THE PRICE PAID FOR YOUR PARTNERSHIP INTERESTS MAY NOT ACCURATELY REFLECT THE VALUE OF THE PARTNERSHIP'S ASSETS. Houlihan Lokey Howard & Zukin Financial Advisors Inc., an independent company representing your partnership, has given its opinion as to the fairness of the consideration to be received by you in the transaction from a financial point of view. However, there can be no assurance that AmREIT did not underpay for the partnership interests.

* MR. TAYLOR RECEIVES BENEFITS FROM THE MERGER AND HAS CONFLICTS OF INTEREST. Mr. Taylor is the chief executive officer, major stockholder and director of AmREIT, as well as a general partner in all of the AAA Partnerships. With AmREIT shareholder approval, Mr. Taylor sold his advisor company to AmREIT in June 1998. As part of that transaction, Mr. Taylor deferred a portion of the payment for his advisor company and chose to be paid this deferred payment as AmREIT continued to raise capital for AmREIT. Consequently, as a result of you receiving stock in exchange for your partnership units, Mr. Taylor will also receive shares of AmREIT stock as partial payment for the sale of his advisor company to AmREIT.

* SIMULTANEOUS WITH THE MERGER, AMREIT PLANS TO LIST ITS SHARES ON A NATIONAL STOCK EXCHANGE. Once listed, the shares may trade at prices significantly below the exchange price.

ANTICIPATED QUESTIONS & ANSWERS

These questions and answers are also outlined in the Proxy Statement, starting on page ___.

Why are the general partners recommending the Merger?

     We believe that the terms of the merger agreements are fair to, and in the best interest of, the respective limited partners. We compared the value of the consideration to be received by the limited partners to the consideration that limited partners might have received under the continuation of the partnership without change or the liquidation of the partnership, and found that the merger was the best option.

     The consideration offered by AmREIT exceeds the appraised value, whether in liquidation or going concern, as determined by Valuation Associates, an independent real estate appraisal firm. Additionally, the general partners believe that there is greater chance of increased distributions and appreciation in value of AmREIT common stock due to an increased, more diverse asset base with longer leases. For a comparison of the historical distributions made by AmREIT and your partnership, see the partnership supplement attached to the Proxy Statement.

What am I being asked to vote on?

     The general partners of each partnership are soliciting your vote in favor of the merger of your partnership with AmREIT. In addition, you are being asked to vote in favor of the amendment of the partnership's agreement of limited partnership to permit the merger to occur.

Will I continue to receive cash distributions?

     Yes. AmREIT has always paid quarterly dividends to its stockholders.   As
     the favorable impact of the merger helps AmREIT grow its portfolio of properties, management believes increases in earnings, and consequently dividends, will be realized over the long-term. Additionally, AmREIT is adopting a Dividend Reinvestment Plan where stockholders can elect to have their cash distributions automatically reinvested in AmREIT common stock.

What will I receive for my partnership units?

     Assuming that more than 50% of your partners approve the merger, you will receive shares of AmREIT common stock in exchange for your partnership units. The number of shares you will receive will be equal in value to your portion of your partnership's transaction value. Valuation Associates, an independent third party real estate appraisal firm, determined the value of your partnership units and its assets, and the transaction value was established based on a PREMIUM applied to this appraised value. For more information on the transaction value of each partnership, please refer to page ____ of the attached Proxy Statement under the title SUMMARY - CONSIDERATION PAID TO THE PARTNERSHIPS.

What do partners who vote against the merger receive?

     Limited partners, whose partnership approves the merger but who vote against the merger, may elect the cash/note option in exchange for their partnership units. The amount of cash/notes paid will be equal to 90% of the transaction value. The notes have a seven-year maturity. The transaction value was established based on a premium applied to the appraised value of your partnership and its assets as prepared by Valuation Associates. The payment will be made 10% in cash and 90% in __% notes due on ______, 2006.

Who is AmREIT and who will manage my partnership's properties?

     AmREIT, Inc. is a Maryland corporation based in Houston, Texas, that has elected to be taxed as a REIT under IRS Code. Its professional staff and employees, now expanded with marketing and sales professionals, are the same individuals who assembled and created the AAA Partnerships. With AmREIT's more detailed knowledge of the properties and tenants, AmREIT is uniquely able to create value from the AAA Partnerships' properties both
     immediately and in future operations.   AmREIT acquires, develops, owns and
     manages a diversified portfolio of quality, frontage retail properties leased to national and regional retail tenants. AmREIT will continue to receive its overall direction from its current Board of Directors.

What is a REIT?
     A REIT is an entity that:

        *  usually owns or provides financing for real estate;
        * offers its investors the benefits of a diversified portfolio operated by a management team; and
        * pays investors at least 95% of its taxable income on a quarterly basis.

     A REIT typically is not subject to federal income taxation on its net income, provided that it meets specific income tax requirements under the IRS Code.

Is the merger a taxable transaction to the limited partners of the partnerships participating in the merger?

     Yes. The merger is a taxable transaction. All of the limited partners of each partnership participating in the merger, except those that are tax-exempt entities, will realize a taxable gain or loss regardless of whether they receive AmREIT common stock, or elect to receive cash and notes. Your taxable gain/loss will be determined by the difference between the tax basis of your partnership units and the value of the consideration you receive in the form of AmREIT common stock, or cash and notes. For more information on the tax consequences of the merger, please consult your tax advisor.

What is the general partners' recommendation?
     The general partners recommend you vote FOR the merger and receive listed shares for your partnership units.

How to Vote

[insert image of proxy card with arrows showing where to fill in what information]

Your vote is very important. Please mark, date and sign the ballot and return it in the enclosed postage-paid envelope as soon as possible.

+  YOU HAVE FOUR CHOICES ON YOUR VOTE TO THE MERGER PROPOSAL

        *  FOR
        *  AGAINST  (RECEIVE AMREIT STOCK)
        *  AGAINST  (RECEIVE CASH/NOTES)
        *  ABSTAIN

+  If you vote FOR, you are voting in favor of the merger.

+ If you vote AGAINST, you are voting against the merger. However, if the majority of your partnership votes in favor of the merger, you will receive AmREIT stock.

+ If you vote AGAINST, you are voting against the merger and opting to receive Cash/Notes in exchange for your units.

+ If you vote ABSTAIN, you will be deemed to have voted AGAINST the merger when the votes are counted.

+ If you sign and return the ballot without clearly indicating an AGAINST vote, or without clearly indicating that you ABSTAIN from voting, you will be deemed to have voted FOR the merger.

+  The failure to return a ballot will be the same as voting AGAINST the merger.

     The general partners unanimously urge you to vote FOR the merger.

If you have any questions or need help with the completion and return of the accompanying ballot, please contact Chad Braun, Vice President of Finance and Secretary at AmREIT, Inc. at (800) 888-4400 extension 24, or [insert name of company] the information agent for the merger at (800) [insert telephone number.]

Your Vote is Important
Please Act Promptly



Complete and mail the consent form to MAVRICC Management Systems, Inc.
                                  1845 Maxwell, Ste. 101
                                  Troy, MI 48084
                                  Attn:  AAA Partnership Consents


Photograph Captions:

Photograph of AmREIT's properties, located in prime locations, have been attractive to national and regional branded companies appears here.




At the heart of AmREIT's acquisition philosophy is the discipline of testing each property against the classic real estate motto of location, location, location...




Photograph of Prime properties owned and sold by AmREIT and its affiliates appears here.